

Mr. Michael Bielonko
Chief Executive Officer
Cyalume Technologies Holdings, Inc.
96 Windsor Street
West Springfield, Massachusetts 01089

January 25, 2011

**Re: Cyalume Technologies Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 22, 2010
File No. 0-52247**

Dear Mr. Bielonko:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director